# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Eagle Real Estate Debt Fund, CIK 0002006189
CUSIP: 32009F100
Title of class of securities: Class I Common Shares of Beneficial Interest, $0.001 par value
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 07/07/2026
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,249,141.59; sole dispositive power 0; shared dispositive power 1,249,141.59; aggregate amount beneficially owned 1,249,141.59 (41% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,249,141.59; sole dispositive power 0; shared dispositive power 1,249,141.59; aggregate amount beneficially owned 1,249,141.59 (41% of the class)
- Andrew Gundlach: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,249,141.59; sole dispositive power 0; shared dispositive power 1,249,141.59; aggregate amount beneficially owned 1,249,141.59 (41% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares of Beneficial Interest, $0.001 par value
Name of issuer: First Eagle Real Estate Debt Fund
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Comment: This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 7, 2025, as amended and restated by Amendment No. 1 filed with the SEC on April 7, 2025 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on May 2, 2025, Amendment No. 3 filed with the SEC on August 8, 2025, and this Amendment No. 4 (collectively, the "Schedule 13D"), with respect to the Class I Common Shares of Beneficial Interest, $0.001 par value (the "Shares"), of First Eagle Real Estate Debt Fund, a closed-end management investment company organized as a Delaware statutory trust (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to include the following:

An aggregate 118,665.44 Shares held in accounts managed by Bleichroeder were tendered in the Issuer's quarterly repurchase offer that ended on July 7, 2026, and repurchased by the Issuer at a price of $25.45, representing the net asset value per Share on July 7, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended to include the following:

As of the date of this Amendment No. 4, the Reporting Persons beneficially own 1,249,141.59 Shares, representing approximately 41% of the outstanding Shares.

The percentages used herein are based upon 3,049,478.65 Shares outstanding as of July 8, 2026, based upon information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended to include the following:

The Reporting Persons have shared voting and dispositive power over 1,249,141.59 Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to include the following:

The response to Item 4 of this Amendment No. 4 is incorporated by reference herein. Except as set forth in Item 4 of this Amendment No. 4, the Reporting Persons have not effected any transaction in the Shares within the past 60 days.

## Signatures
- Bleichroeder LP: /s/ Andrew Gundlach, Andrew Gundlach, Chairman and CEO (07/09/2026)
- Bleichroeder Holdings LLC: /s/ Andrew Gundlach, Andrew Gundlach, Chairman and CEO (07/09/2026)
- Andrew Gundlach: /s/ Andrew Gundlach, Andrew Gundlach, Individual (07/09/2026)